UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 25, 2017

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On April 25, 2017, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2017. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2017. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 25, 2017:
        McDonald's Reports First Quarter 2017 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter Ended March 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 25, 2017   By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit Index

Exhibit No. 99.1	Investor Release of McDonald's Corporation issued April 25, 2017: McDonald's Reports First Quarter 2017 Results
Exhibit No. 99.2	McDonald's Corporation: Supplemental Information (Unaudited), Quarter Ended March 31, 2017

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/25/2017

FOR MORE INFORMATION CONTACT:
Investors: Mike Flores, 630-623-3519
Media: Terri Hickey, 630-623-5593

McDONALD'S REPORTS FIRST QUARTER 2017 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the first quarter ended March 31, 2017.

"Our efforts to build a better McDonald's are yielding meaningful results with continued positive momentum and a strong start to 2017 that includes positive comparable sales across all segments, higher global guest counts and enhanced profitability," said McDonald's President and Chief Executive Officer Steve Easterbrook. "There's a sense of urgency across the business as we take actions to retain existing customers, regain lapsed customers and convert casual customers to committed customers. We're continuing to build a more personalized and enjoyable visit, which delights customers with the taste and quality of our food and offers the highest level of convenience, in order to gain traffic in an increasingly competitive industry and deliver profitable growth for our System and shareholders."

First quarter highlights:

- Global comparable sales increased 4.0%, reflecting positive comparable sales in all segments while up against an extra day in 2016 due to leap year

- Consolidated revenues decreased 4% (3% in constant currencies), due to the impact of refranchising

- Consolidated operating income increased 14% (16% in constant currencies)

- Diluted earnings per share of $1.47 increased 18% (19% in constant currencies)

- Returned $1.6 billion to shareholders through share repurchases and dividends, in connection with our target to return between $22 and $24 billion to shareholders for the three-year period ending 2019

In the U.S., first quarter comparable sales increased 1.7%, building upon strong prior year results that benefited from the launch of All Day Breakfast. The U.S. continues to strengthen its foundation as it executes strategic menu, value and convenience initiatives, with first quarter performance benefiting from the expansion of All Day Breakfast offerings, along with the Big Mac and beverage value promotions. Operating income for the quarter increased 13%, reflecting savings from the Company's recent G&A and refranchising initiatives, a gain from the strategic sale of a restaurant property and higher franchised margin dollars. The U.S. continues to focus its efforts on driving guest count growth.

Comparable sales for the International Lead segment increased 2.8% for the quarter, primarily driven by continued momentum in the U.K. and Canada's successful launch of All Day Breakfast. The segment's operating income increased 2% (6% in constant currencies), fueled by sales-driven improvements in franchised margin dollars across most markets.

In the High Growth segment, first quarter comparable sales increased 3.8%, led by strong performance in China and positive results across the entire segment. The segment's operating income rose 36% (38% in constant currencies), with about half of the increase resulting from lower depreciation expense due to the accounting treatment of the pending sale of the China and Hong Kong businesses. Results also benefited from prior year VAT reform in China.

In the Foundational Markets & Corporate segment, first quarter comparable sales rose 10.7% and operating income increased significantly, led by very strong performance in Japan as well as strong results across the segment's other geographic regions.

Steve Easterbrook concluded, "Today, we're harnessing the strong execution of our fundamental business drivers, a sharp focus on our customers, the benefits of right-sizing our organization and the contributions of the talented franchisees, suppliers and employees to seize the opportunities before us. We're challenging ourselves to identify and pursue initiatives that can bring the biggest benefit to the most customers in the shortest possible time. I'm confident that we're on the right path and well-positioned to unlock incremental growth and deliver against our Velocity Growth Plan for 2017 and beyond."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

Quarters Ended March 31,	2017	2016	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$5,675.9	$5,903.9	(4)%	(3)%
Operating income	2,034.0	1,780.3	14	16
Net income	1,214.8	1,124.8	8	10
Earnings per share-diluted	$ 1.47	$ 1.25	18 %	19 %

Results for the quarter benefited from stronger operating performance and G&A savings across all segments, a gain from the strategic sale of a restaurant property in the U.S. and improved performance in Japan. The quarter also benefited from lower depreciation expense, primarily in China and Hong Kong, that in accordance with accounting rules, met Held for Sale criteria and ceased recording depreciation.

Foreign currency translation had a negative impact of $0.02 on diluted earnings per share for the quarter.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2017.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on April 25, 2017. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

McDonald's Annual Shareholders' Meeting will be webcast live on May 24, 2017 at 8:30 a.m. (Central Time) on www.investor.mcdonalds.com. An archived replay of the meeting will be available for a limited time.

Steve Easterbrook, President and Chief Executive Officer, and Kevin Ozan, Chief Financial Officer, will participate in Bernstein's Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on May 31, 2017. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

Kevin Ozan will participate in the RBC Consumer & Retail Conference at 8:00 a.m. (Eastern Time) on June 1, 2017. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's plans to release second quarter results before the market opens on July 25, 2017 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. Approximately 85% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on April 25, 2017. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended March 31,	2017	2016	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 3,411.9	$ 3,753.5	$ (341.6)	(9)%
Revenues from franchised restaurants	2,264.0	2,150.4	113.6	5
TOTAL REVENUES	5,675.9	5,903.9	(228.0)	(4)
Operating costs and expenses				
Company-operated restaurant expenses	2,816.4	3,175.3	(358.9)	(11)
Franchised restaurants-occupancy expenses	430.1	415.1	15.0	4
Selling, general & administrative expenses	521.3	578.0	(56.7)	(10)
Other operating (income) expense, net	(125.9)	(44.8)	(81.1)	n/m
Total operating costs and expenses	3,641.9	4,123.6	(481.7)	(12)
OPERATING INCOME	2,034.0	1,780.3	253.7	14
Interest expense	218.6	218.3	0.3	0
Nonoperating (income) expense, net	7.9	(14.4)	22.3	n/m
Income before provision for income taxes	1,807.5	1,576.4	231.1	15
Provision for income taxes	592.7	451.6	141.1	31
NET INCOME	$ 1,214.8	$ 1,124.8	$ 90.0	8 %
EARNINGS PER SHARE-DILUTED	$ 1.47	$ 1.25	$ 0.22	18 %
Weighted average shares outstanding-diluted	825.2	896.3	(71.1)	(8)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter Ended March 31, 2017

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter ended March 31, 2017. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended March 31,	2017	2016	Currency Translation Benefit/ (Cost) 2017
Revenues	$ 5,675.9	$ 5,903.9	$ (42.8)
Company-operated margins	595.5	578.2	(8.8)
Franchised margins	1,833.9	1,735.3	(24.7)
Selling, general & administrative expenses	521.3	578.0	3.3
Operating income	2,034.0	1,780.3	(31.7)
Net income	1,214.8	1,124.8	(18.1)
Earnings per share-diluted	$ 1.47	$ 1.25	$ (0.02)

The impact of foreign currency translation on consolidated operating results for the quarter primarily reflected the weaker British Pound.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 8% (10% in constant currencies) to $1,214.8 million, and diluted earnings per share increased 18% (19% in constant currencies) to $1.47. Foreign currency translation had a negative impact of $0.02 on diluted earnings per share.

Results for the quarter benefited from stronger operating performance and G&A savings across all segments, a gain from the strategic sale of a restaurant property in the U.S. and improved performance in Japan. The quarter also benefited from lower depreciation expense, primarily in China and Hong Kong, that in accordance with accounting rules, met Held for Sale criteria and ceased recording depreciation.

Diluted earnings per share benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 6.3 million shares of stock for $795.7 million, and paid a quarterly dividend of $0.94 per share, or $770.6 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

The Company is accelerating the pace of refranchising to optimize its restaurant ownership mix, generate more stable and predictable revenue and cash flow streams, and operate with a less resource-intensive structure. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percentage of sales.

REVENUES
Dollars in millions

Quarters Ended March 31,	2017	2016	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 835.6	$ 966.4	(14)%	(14)%
International Lead Markets	941.2	1,051.6	(10)	(6)
High Growth Markets	1,345.3	1,264.8	6	4
Foundational Markets & Corporate	289.8	470.7	(38)	(40)
Total	$ 3,411.9	$ 3,753.5	(9)%	(9)%
Franchised revenues				
U.S.	$ 1,093.4	$ 1,053.5	4 %	4 %
International Lead Markets	702.3	676.9	4	7
High Growth Markets	191.9	177.4	8	11
Foundational Markets & Corporate	276.4	242.6	14	16
Total	$ 2,264.0	$ 2,150.4	5 %	7 %
Total revenues				
U.S.	$ 1,929.0	$ 2,019.9	(5)%	(5)%
International Lead Markets	1,643.5	1,728.5	(5)	(1)
High Growth Markets	1,537.2	1,442.2	7	5
Foundational Markets & Corporate	566.2	713.3	(21)	(21)
Total	$ 5,675.9	$ 5,903.9	(4)%	(3)%

- **Revenues:** Revenues decreased 4% (3% in constant currencies) for the quarter due to the impact of refranchising, partly offset by strong comparable sales.

  - **U.S.:** Revenues decreased due to the impact of refranchising, partly offset by positive comparable sales.

  - **International Lead Markets:** Revenues decreased due to the impact of refranchising, mostly offset by strong comparable sales growth in the U.K. and Canada.

  - **High Growth Markets:** Revenues increased due to positive comparable sales across all markets and expansion in China, partly offset by the impact of refranchising.

Comparable Sales and Guest Counts

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES

	Increase/(Decrease)	
Quarters Ended March 31,	2017	2016
U.S.	1.7%	5.4%
International Lead Markets	2.8	5.2
High Growth Markets	3.8	3.6
Foundational Markets & Corporate	10.7	11.0
Total	4.0%	6.2%

On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 0.6% and 1.8% for the quarters ended 2017 and 2016, respectively.

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

Quarter Ended March 31, 2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	2%	2%
International Lead Markets	1	4
High Growth Markets	8	8
Foundational Markets & Corporate	11	12
Total	4%	5%

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2017	2016	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 7,979.2	$ 7,710.0	3%	3%
International Lead Markets	4,042.9	3,905.2	4	6
High Growth Markets	1,237.1	1,124.8	10	13
Foundational Markets & Corporate	3,999.3	3,376.1	18	20
Total*	$17,258.5	$16,116.1	7%	8%

*   Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,732.0 million and $3,061.8 million for the quarters 2017 and 2016, respectively. Results reflected very strong performance in Japan and positive performance across many markets. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended March 31,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2017	2016	2017	2016	Inc/ (Dec)	
Franchised						
U.S.	81.6%	82.1%	$ 891.9	$ 865.3	3 %	3 %
International Lead Markets	79.5	79.1	558.1	535.4	4	7
High Growth Markets	69.4	68.2	133.1	120.9	10	13
Foundational Markets & Corporate	90.7	88.1	250.8	213.7	17	20
Total	81.0%	80.7%	$1,833.9	$1,735.3	6 %	7 %
Company-operated						
U.S.	15.3%	14.2%	$ 128.1	$ 136.8	(6)%	(6)%
International Lead Markets	20.1	19.7	189.0	207.6	(9)	(4)
High Growth Markets	17.1	13.4	230.3	169.4	36	36
Foundational Markets & Corporate	16.6	13.7	48.1	64.4	(25)	(27)
Total	17.5%	15.4%	$ 595.5	$ 578.2	3 %	5 %

- *Franchised:* Franchised margin dollars increased $98.6 million or 6% (7% in constant currencies) for the quarter. The quarter benefited from expansion and the impact of refranchising, as well as strong comparable sales performance.

  - *U.S.:* The decrease in the franchised margin percent was due to higher occupancy costs, partly offset by positive comparable sales.

  - *International Lead Markets:* The increase in the franchised margin percent primarily reflected the benefit from positive comparable sales performance.

  - *High Growth Markets:* The increase in the franchised margin percent was due to the impact of refranchising and strong comparable sales performance, partly offset by higher occupancy costs.

- *Company-operated:* Company-operated margin dollars increased $17.3 million or 3% (5% in constant currencies) for the quarter. The quarter benefited by approximately $42 million due to ceasing depreciation on assets considered Held for Sale, primarily in China and Hong Kong. The Company expects a similar benefit at least through the second quarter.

  - *U.S.:* The increase in the Company-operated margin percent was due to a higher average check mostly driven by promotional activity in the quarter, partly offset by higher labor and occupancy costs.

  - *International Lead Markets:* The increase in the Company-operated margin percent was primarily due to positive comparable sales, partly offset by higher labor and occupancy costs.

  - *High Growth Markets:* The increase in the Company-operated margin percent was due to positive comparable sales and improved restaurant profitability, which benefited from the lower depreciation in China and Hong Kong, and prior year VAT reform in China. This increase was partly offset by higher labor costs.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters Ended March 31,	2017	2016
Food & paper	31.9%	32.6%
Payroll & employee benefits	27.8	27.7
Occupancy & other operating expenses	22.8	24.3
Total expenses	82.5%	84.6%
Company-operated margins	17.5%	15.4%

Selling, General & Administrative Expenses

• Selling, general and administrative expenses decreased $56.7 million or 10% (9% in constant currencies) for the quarter. The decrease was primarily due to lower employee-related costs resulting from the Company's ongoing G&A initiatives.

• Selling, general and administrative expenses as a percent of Systemwide sales decreased to 2.5% for 2017 compared with 2.9% for 2016.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2017	2016
Gains on sales of restaurant businesses	$ (60.0)	$ (59.6)
Equity in (earnings) losses of unconsolidated affiliates	(40.9)	3.7
Asset dispositions and other (income) expense, net	(24.5)	9.9
Impairment and other charges (gains), net	(0.5)	1.2
Total	$ (125.9)	$ (44.8)

• Equity in earnings of unconsolidated affiliates increased mainly due to improved performance in Japan.

• The change in asset dispositions and other income was primarily due to a gain from the strategic sale of a restaurant property in the U.S. in 2017.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended March 31,	2017	2016	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 947.9	$ 840.2	13%	13%
International Lead Markets	666.6	654.2	2	6
High Growth Markets	300.7	220.9	36	38
Foundational Markets & Corporate	118.8	65.0	83	89
Total	$2,034.0	$1,780.3	14%	16%

• *Operating Income:* Operating income increased $253.7 million or 14% (16% in constant currencies) for the quarter.

  • *U.S.:* The increase in operating income reflected G&A savings resulting from the Company's recent restructuring initiatives, a gain from the strategic sale of a restaurant property and higher franchised margin dollars.

  • *International Lead Markets:* The constant currency operating income increase was primarily due to sales-driven improvements in franchised margin dollars across most markets.

  • *High Growth Markets:* The constant currency operating income increase was driven by improved restaurant profitability in China and sales driven performance across the segment. The quarter included a benefit of approximately $40 million due to the depreciation benefit in China and Hong Kong.

  • *Foundational Markets & Corporate:* The constant currency operating income increase reflected sales-driven improvements in franchised margin dollars across most markets and Japan's improved performance.

• *Operating Margin:* Operating margin is defined as operating income as a percent of total revenues. Operating margin was 35.8% and 30.2% for the quarters ended 2017 and 2016, respectively.

Interest Expense

• Interest expense was relatively flat for the quarter primarily reflecting higher average debt balances in connection with the Company's strategy to optimize its capital structure, offset by lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2017	2016
Interest income	$ 1.8	$ (3.8)
Foreign currency and hedging activity	(1.9)	(12.1)
Other (income) expense, net	8.0	1.5
Total	$ 7.9	$ (14.4)

Income Taxes

• The effective income tax rate was 32.8% and 28.7% for the quarters ended 2017 and 2016, respectively. The higher effective income tax rate in 2017 was primarily due to changes in tax reserves resulting from audit progression, as well as current year tax costs associated with the Company's refranchising initiatives.

Outlook

The following information is provided to assist in forecasting the Company's future results.

• Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1 percentage point to 2017 Systemwide sales growth (in constant currencies).

• The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Lead segment would change annual diluted earnings per share by about 4 to 5 cents.

• With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full-year 2017, costs for the total basket of goods are expected to increase about 0.5- 1.5% in the U.S. and increase about 2.0% in the International Lead segment.

• The Company expects full-year 2017 selling, general and administrative expenses to decrease about 7-8% in constant currencies with fluctuations expected between the quarters. This projected decrease includes incentive-based compensation costs of less than $300 million.

• Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2017 to increase about 5% compared with 2016 due to higher average debt balances.

• A significant part of the Company's operating income is generated outside the U.S., and about 35% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

• The Company expects the effective income tax rate for the full-year 2017 to be in the 31-33% range. Some volatility may result in a quarterly tax rate outside of the annual range.

• The Company expects capital expenditures for 2017 to be approximately $1.7 billion, about one-third of which will be used to open new restaurants. The Company expects to open about 900 restaurants, including about 500 restaurants in affiliated and developmental licensee markets where the Company generally does not fund any capital expenditures. The Company expects net additions of about 400 restaurants. The remaining two-thirds of capital will be used to reinvest in existing locations, including about 650 reimages in the U.S. When combined with previously modernized restaurants that will be updated with Experience of the Future ("EOTF") elements in 2017, we expect to have about 2,500 EOTF restaurants in the U.S. by the end of 2017.

In addition, the Company has certain long-term targets that are detailed in its Form 10-K for the year ended December 31, 2016.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2017	2016	Inc/ (Dec)
U.S.	14,094	14,219	(125)
International Lead Markets			
Germany	1,469	1,478	(9)
Canada	1,447	1,441	6
France	1,423	1,385	38
United Kingdom	1,270	1,260	10
Australia	957	954	3
Other	284	282	2
Total International Lead Markets	6,850	6,800	50
High Growth Markets			
China	2,421	2,222	199
Russia	610	550	60
Italy	555	531	24
Spain	500	496	4
Korea	440	423	17
Other	1,063	1,044	19
Total High Growth Markets	5,589	5,266	323
Foundational Markets & Corporate			
Japan	2,901	2,924	(23)
Brazil	904	883	21
Philippines	526	484	42
Taiwan	397	403	(6)
Other	5,644	5,488	156
Total Foundational Markets & Corporate	10,372	10,182	190
Systemwide restaurants	36,905	36,467	438
Countries	120	120	0

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2017	2016	Inc/(Dec)
U.S.			
Conventional franchised	13,022	12,912	110
Company-operated	1,072	1,307	(235)
Total U.S.	14,094	14,219	(125)
International Lead Markets			
Conventional franchised	5,811	5,628	183
Developmental licensed	19	17	2
Total Franchised	5,830	5,645	185
Company-operated	1,020	1,155	(135)
Total International Lead Markets	6,850	6,800	50
High Growth Markets			
Conventional franchised	1,784	1,664	120
Developmental licensed	595	474	121
Foreign affiliated	291	279	12
Total Franchised	2,670	2,417	253
Company-operated	2,919	2,849	70
Total High Growth Markets	5,589	5,266	323
Foundational Markets & Corporate			
Conventional franchised	551	1,005	(454)
Developmental licensed	6,186	5,127	1,059
Foreign affiliated	3,069	3,091	(22)
Total Franchised	9,806	9,223	583
Company-operated	566	959	(393)
Total Foundational Markets & Corporate	10,372	10,182	190
Systemwide			
Conventional franchised	21,168	21,209	(41)
Developmental licensed	6,800	5,618	1,182
Foreign affiliated	3,360	3,370	(10)
Total Franchised	31,328	30,197	1,131
Company-operated	5,577	6,270	(693)
Total Systemwide	36,905	36,467	438

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, including those under "Outlook", are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

If we do not successfully evolve and execute against our business strategies, we may not be able to increase operating income.

To drive future results, we must pursue business strategies that are effective in delivering increased guest counts to drive operating income growth. Whether these strategies are successful depends mainly on our System's ability to:

- Continue to innovate and differentiate the McDonald's experience by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Capitalize on our global scale, iconic brand and local market presence to enhance our ability to retain, regain and convert key customer groups;

- Utilize our more adaptive organizational structure to execute against our initiatives at an accelerated pace;

- Strengthen customer appeal and augment our digital initiatives through the modernization of our existing restaurants, particularly in the U.S.;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants; and

- Operate restaurants with high service levels and optimal capacity while managing the increasing complexity of our restaurant operations.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Activities relating to our refranchising and cost savings initiatives remain ongoing and entail various risks, including the risk that they may not be successful in achieving improved performance.

Our previously announced refranchising and cost saving initiatives remain ongoing.   As we continue on those initiatives, the existing risks we face in our business may be intensified. Our efforts to reduce costs and capital expenditures depend, in part, upon our refranchising efforts, which, in turn, depend upon our ability to complete pending transactions with capable third parties. Our cost savings initiatives also depend upon a variety of factors, including our ability to achieve efficiencies through the consolidation of global, back-office functions. If these various initiatives are not successful, take longer to complete than initially projected, or are not well executed, or if our cost reduction efforts adversely impact our effectiveness, our business operations, financial results and results of operations could be adversely affected.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

We will continue to build upon our investments in EOTF, which focus on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we accelerate our pace of converting restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, and trends in food sourcing, food preparation and consumer preferences (such as food offerings and methods to order and pay) in the "informal eating out" (IEO) segment. In order to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment, we must implement initiatives to adapt at an aggressive pace. There is no assurance that these initiatives will be successful and, if they are not, our financial results could be adversely impacted.

If pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful and could negatively impact sales and margins. Further, the promotion of menu offerings may yield results below the desired levels.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful, and we may fail to attract and retain customers. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels allows us to reach our customers effectively. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand generally or relative to available alternatives. Consumer perceptions may also be affected by third parties presenting or promoting adverse commentary or portrayals of the quick-service category of the IEO segment, our brand and/or our operations, our suppliers or our franchisees. If we are unsuccessful in addressing such adverse commentary or portrayals, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require System-wide coordination and alignment. If we are not effective in addressing social responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by new or continuing actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations and respond effectively to our competitors' actions. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals, and we will likely continue to modify our strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national and international economic matters, whether through austerity or stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including shortages and transportation issues, and price increases can adversely affect us as well as our suppliers and franchisees whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu evolves. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

Our success increasingly relies on the financial success and cooperation of our franchisees, yet we have limited influence over their operations. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures, or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees' ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, the brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, in a timely manner or at all, will depend on various factors. Those factors include our ability to timely and effectively select franchisees and/or licensees that meet our rigorous standards, to complete transactions on favorable terms, to achieve any needed regulatory approvals for those transactions and to manage associated risks. It will also depend on the performance of our franchisees, and whether the resulting ownership mix supports our financial objectives.

Challenges with respect to talent management could harm our business.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Our success depends in part on our System's ability to recruit, motivate and retain a qualified workforce to work in our restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Information technology system failures or interruptions, or breaches of network security, may interrupt our operations.

We are increasingly reliant on technological systems, such as point-of-sale and other in-store systems or platforms, as well as technologies that facilitate communication and collaboration internally, with affiliated entities, customers or with independent third parties to conduct our business, including technology-enabled solutions provided to us by third parties. Any failure of these systems could significantly impact our operations and customer experience and perceptions.

Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. The third party solutions also present the risks faced by the third party's business, including the credit risk of those parties. If those systems or solutions were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations.

Furthermore, security breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, denial of service, computer viruses, introduction of malware and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in system disruptions, shutdowns, theft or unauthorized disclosure of confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and criminal penalties or civil liabilities.

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. The cost and disruption of responding to governmental investigations or inquiries, whether or not they have merit, may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental investigations or inquiries.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union through a negotiated exit over a period of time, it is possible that there will be increased regulatory complexities, as well as potential referenda in the U.K. and/or other European countries, that could cause uncertainty in European or worldwide economic conditions. In the short term, the decision has created volatility in certain foreign currency exchange rates, and the resulting depression in those exchange rates may continue. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations, including to the extent that corporate tax reform becomes a key component of budgetary initiatives in the United States or elsewhere. We are also impacted by settlements of pending or any future adjustments proposed by taxing authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supply, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans and operations. These regulations include product packaging, marketing, the nutritional content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees and intellectual property claims (including claims that we infringed another party's trademarks, copyrights or patents).

Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to regulatory proceedings or litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions. We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy and data collection, protection and management, as it relates to information we collect and share when we provide optional technology-related services and platforms to third parties.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

- A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the United States and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States, which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.